Exhibit (h)(8)

EXPENSE LIMITATION AGREEMENT

Between

THE TOCQUEVILLE TRUST

and

TOCQUEVILLE ASSET MANAGEMENT L.P.

EXPENSE LIMITATION AGREEMENT, effective as of October 31, 2006, by and between The Tocqueville Trust (the “Trust”), on behalf of The Tocqueville Fund series of the Trust (the “Tocqueville Fund”), and Tocqueville Asset Management L.P. (the “Advisor”).

The Advisor hereby agrees to limit the fees payable to it pursuant to the Investment Advisory Agreement between the Advisor and the Trust, on behalf of the Tocqueville Fund, or reimburse expenses in order to maintain the annual operating expenses of the Tocqueville Fund to not more than 1.25% per annum of the average daily net assets of the Tocqueville Fund.

This Agreement shall remain in effect until October 31, 2007, and the Advisor agrees and intends that this commitment will renew automatically on each October 31st for an additional 12 month term unless the Advisor provides the Tocqueville Fund with notice of termination of this commitment prior to the expiration of its then current term.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

THE TOCQUEVILLE TRUST, on behalf of The Tocqueville Fund

By:	/S/ ROBERT W. KLEINSCHMIDT
Name: Robert W. Kleinschmidt Title: President

TOCQUEVILLE ASSET MANAGEMENT L.P.

By:	/S/ JOHN CASSIDY
Name: John Cassidy Title: Treasurer

Dated: October 31, 2006